AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 2003
                                               SECURITIES ACT FILE NO. 333-97919
                                       INVESTMENT COMPANY ACT FILE NO. 811-21173
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. )

                           MAN-GLENWOOD LEXINGTON, LLC
                                (NAME OF ISSUER)

                           MAN-GLENWOOD LEXINGTON, LLC
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       UNITS OF INTEREST, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   561649 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               STEVEN ZORIC, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                  --------------------------------------------

                                   COPIES TO:
                             MICHAEL S CACCESE, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                              BOSTON, MA 02109-1808

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION: $12,500,000      AMOUNT OF FILING FEE: * $1,011.25**

  * Calculated at the aggregate maximum purchase price to be paid for Units in the offer.
** Calculated at $80.90 per $1 million of the Transaction Valuation. Issuer has not wired additional funds because of a balance remaining in its acocunt due to a previous overpayment.

[ ] Check box if any part of the fee is offset as provided by Rule-0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: _______________  Filing Party:__________________
     Form or Registration No.:______________  Date Filed:____________________
[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting
     the results of the tender offer: [   ]

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

ITEM 1.  SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Man-Glenwood Lexington, LLC (the "Fund"), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a "feeder" fund that invests its assets in Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"). The Portfolio Company has the same investment objective as the Fund. All portfolio investments for the Fund are made at the Portfolio Company level. This structure is sometimes called a "master/feeder" structure. The Portfolio Company is simultaneously tendering for its own interests. The principal executive offices of the Fund are located at 123 North Wacker Driver, 28th Floor, Chicago, IL 60606, (321) 881-6500.

(b) The title of the securities being sought is units of limited liability company interests ("Units"). As of September 30, 2003 there were approximately 176,263 Units issued and outstanding.

(c) The Units are not currently traded on an established secondary trading market.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Units. The Portfolio Company will repurchase interests in the Portfolio Company equivalent in value to the value of the Units tendered to the Fund consistent with the terms of the offer by its members and to the Portfolio Company's predecessor fund by its investors. The information required by this Item is set forth in Item 2(a) above.

(b)-(d)  Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)

      (i) The Fund is seeking tenders for Units having an aggregate net asset value on December 31, 2003 not to exceed $12,500,000 (the "Offer").

      (ii) For each Unit tendered, the security holder will receive a cash amount equal to the net asset value per Unit (the "NAV") calculated on December 31, 2003, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2003 (the "Offer to Purchase"), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 "Offer to Purchase and Price" and Section 6 "Purchase and Payment" of the Offer to Purchase, which are incorporated herein by reference.

      (iii) The Offer is scheduled to expire on December 1, 2003, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet,
Section 2 "Offer to Purchase and Price" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (iv)  Not applicable.

      (v)   Reference is hereby made to Cover Page, Summary Term Sheet and
Section 7 "Certain Conditions of the Offer" of the Offer to Purchase, which are incorporated herein by reference.

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

      (vi) Reference is hereby made to Section 5 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.

      (vii) Reference is hereby made to the Cover Page, Section 4 "Procedure for Tenders" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (viii) Reference is hereby made to Section 2 "Procedure for Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

      (ix) Reference is hereby made to the Cover Page and Section 6 "Purchases and Payments" of the Offer to Purchase, which are incorporated herein by reference.

      (x) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

      (xi)  Reference is hereby made to Section 2 "Procedure for Tenders" and
Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

      (xii) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)      Not applicable.

(b) The Fund has been informed that no managers, officers or affiliates of the Fund or the Portfolio Company intend to tender Units pursuant to the Offer. The Fund has been informed that affiliates of the Fund or the Portfolio Company intend to tender to the Portfolio Company, through the Portfolio Company's private feeder fund, in response to the Portfolio Company's repurchase offer to which the Offer is related. As set forth in the Fund's Prospectus, the predecessor to the Portfolio Company contributed its assets to the Portfolio Company. Interests reflecting a beneficial interest of those assets indirectly through the Portfolio Company are held by a private feeder fund in which affiliates of the Fund or the Portfolio Company own interests. The Portfolio Company's repurchase offer is available equally to the Fund and the private feeder on the same terms.

(c)- (f)    Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d)     Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Portfolio Company, any of the Fund's or the Portfolio Company's executive officers or directors, any person controlling the Fund or the Portfolio Company or any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company and any person with respect to any securities of the Fund or the Portfolio Company (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Reference is hereby made in Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

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

(b) Reference is hereby made to Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Units. The Fund is a "feeder" fund that invests its assets in the Portfolio Company. The Portfolio Company has the same investment objective as the Fund. All investments will be made at the Portfolio Company level. This structure is sometimes called a "master/feeder" structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Portfolio Company; (2) a purchase, sale or transfer of a material amount of assets of the Portfolio Company; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of managers or management of the Fund or the Portfolio Company, including but not limited to, any plans or proposal to change the number or the term of managers or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, other than management changes reflected in the Fund's filing under Rule 497 of the Securities Act of 1933 on October 14, 2003, which is incorporated herein by reference (As reflected therein, Mr. Frank C. Meyer, the Fund's president and a manager, and Mr. David J. Gordon, Vice President of the Adviser, will leave shortly after calendar year-end. Mr. Meyer will continue as president and a Manager until his retirement on approximately January 14, 2003. It is expected that the board will consider the vacancy at its first meeting thereafter); (5) any other material change in the Fund's or the Portfolio Company's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Portfolio Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Portfolio Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund's or the Portfolio Company's obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Portfolio Company or the disposition of securities of the Fund or the Portfolio Company other than as described above and in the Fund's prospectus; or (10) any changes in the Fund's or the Portfolio Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Portfolio Company.

ITEM 7.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)-(d) Reference is hereby made to Section 6 "Purchases and Payments" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)   Neither the Fund nor the Portfolio Company holds any Units in treasury.

(b) Reference is made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. Affiliates of the Fund or the Portfolio Company tendered Interests in the amount of $11,940,000 to the Portfolio Company, through the Portfolio Company's private feeder fund, in response to the Portfolio Company's repurchase offer that concluded on September 30, 2003. Except as set forth in the previous sentence and in Section 8, there have not been any transactions involving the Units that were effected during the past 60 days by the Fund or the Portfolio Company, any executive officer or director of the Fund or the Portfolio Company, any person controlling the Fund or the Portfolio Company, any executive or director of any corporation ultimately in control of the Fund or the Portfolio Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering

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

of its Units, the Fund has sold approximately 44,131units of interest at a price equal to the NAV on the date of each such sale. The Portfolio Company issues interests to the Fund in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of Units of the Fund sold to the public. Within the past 60 business days, the Portfolio Company has issued approximately $4,489,581 in aggregate amount of interests.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b)   Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The Fund's financial information for the period ended March 31, 2003 and the Portfolio Company's financial information for the period September 24, 2002 (commencement of operations) to March 31, 2003 have been audited by Deloitte & Touche LLP, and are incorporated herein by reference to the reports filed with the SEC on June 6, 2003 for the Fund and the Portfolio Company (File numbers 811-21173 and 811-21285, respectively). Copies of the Fund's and the Portfolio Company's financial information may be found on the SEC's website at WWW.SEC.GOV or may be obtained free of charge by calling the Fund or the Portfolio Company at (800) 838-0232.

(b)   Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)   (1)   None

      (2)   None

      (3)   Not Applicable.

      (4)   Not Applicable.

      (5)   None

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.  EXHIBITS.

(a)   (1)   (i)   Offer to Purchase.

            (ii)  Form of Letter of Transmittal.

            (iii) Letter to Members.

      (2)-(4)     Not applicable.

      (5)   (i)   Audited Financial Statements of Man-Glenwood Lexington, LLC
                  for the fiscal year ended March 31, 2003.*

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

            (ii) Audited Financial Statements of Man-Glenwood Lexington Associates Portfolio, LLC for the fiscal year ended March 31, 2003.*

(b)   Not applicable.

(d)   Not applicable.

(g)   Not applicable.

(f)   Not applicable.

* Incorporated by reference to the Fund's and the Portfolio's Annual Reports for the fiscal year ended March 31, 2003 on form N-30D as filed with the Securities and Exchange Commission on June 6, 2003.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MAN-GLENWOOD LEXINGTON, LLC



                                          By:   /s/ Frank C. Meyer
                                                ------------------
                                                Frank C. Meyer
                                                President

October 31, 2003





EXHIBIT INDEX

EXHIBIT

(a)(1)(i)   Offer to Purchase.
(a)(1)(ii)  Form of Letter of Transmittal.
(a)(1)(iii) Letter to Members.

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